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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8- 66615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks Baughan & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tower Bridge, Suite 275

(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Pina (CFO and FinOP) (610)941-5647 x 25

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor, LLP

(Name – *if individual, state last, first, middle name*)

1500 Lancaster Avenue, Paoli, PA 19301

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marks Baughan & Co., LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
LISA JARVIS
Notary Public
W CONSHOHOCKEN BOROUGH, MONTGOMERY COUNTY
My Commission Expires Mar 4, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not Applicable.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not Applicable.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not Applicable.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Not Applicable.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Applicable.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Applicable.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL
RECEIVED
PROCESSING
FEB 24 2006
WASH. D.C.
213
SECTION

Financial Report

MARKS BAUGHAN & CO., LLC

December 31, 2005 and 2004

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

MARKS BAUGHAN & CO., LLC

Financial Statements and Supplementary Financial Information

For the Year Ended December 31, 2005 and the
Period from March 9, 2004 (date of inception) to December 31, 2004

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Marks Baughan & Co., LLC
Conshohocken, Pennsylvania

We have audited the accompanying statements of financial condition of Marks Baughan & Co., LLC as of December 31, 2005 and 2004, and the related statements of operations, members' equity, and cash flows for the year ended December 31, 2005 and for the period from March 9, 2004 (date of inception) to December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Baughan & Co., LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005 and for the period from March 9, 2004 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

January 13, 2006

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

MARKS BAUGHAN & CO., LLC
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets:		
Cash	$839,561	$ 82,708
Accounts receivable	78,408	-0-
Related party receivable	-0-	27,096
Property and equipment, net	57,934	16,371
Prepaid expenses	6,911	3,418
Total assets	$982,814	$129,593
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$198,022	$ 25,132
Related party payable	9,147	2,089
Capital lease obligation	5,408	9,825
Deferred revenue	56,458	-0-
Total liabilities	269,035	37,046
Members' equity	713,779	92,547
Total liabilities and members' equity	$982,814	$129,593

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN & CO., LLC
Statements of Operations
For the Year Ended December 31, 2005 and the
Period from March 9, 2004 (Date of Inception) to December 31, 2004

	2005	2004
Revenues:		
Fee revenues	$5,708,444	$ -0-
Interest income	9,723	-0-
Total revenues	5,718,167	-0-
Expenses:		
Salaries, benefits and guaranteed payments	4,999,930	184,620
Other expenses	147,578	74,794
Occupancy and equipment	86,650	23,678
Communications and data processing	10,349	1,736
Interest expense	1,003	332
Loss on disposal of property and equipment	-0-	1,413
Total expenses	5,245,510	286,573
Net income (loss)	$ 472,657	$(286,573)

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN & CO., LLC
Statements of Members' Equity
For the Year Ended December 31, 2005 and the
Period from March 9, 2004 (Date of Inception) to December 31, 2004

Balance - March 9, 2004	$ -0-
Member contribution of property and equipment, at fair value, net of capital lease obligation assumed	8,695
Members' cash contributions	370,425
Net loss	(286,573)
Balance - December 31, 2004	92,547
Members' cash contributions	148,575
Net income	472,657
Balance - December 31, 2005	$713,779

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN & CO., LLC
Statements of Cash Flows
For the Year Ended December 31, 2005 and the
Period from March 9, 2004 (Date of Inception) to December 31, 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$472,657	$(286,573)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	8,249	1,762
Loss on disposal of property and equipment	-0-	1,413
(Increase) decrease in:		
Accounts receivable	(78,408)	-0-
Related party receivable	27,096	(27,096)
Prepaid expenses	(3,493)	(3,418)
Increase in:		
Accounts payable and accrued expenses	172,890	25,132
Related party payable	7,058	2,089
Deferred revenue	56,458	-0-
Net cash provided (used) by operating activities	662,507	(286,691)
Cash flows from financing activities:		
Purchase of property and equipment	(49,812)	-0-
Net cash used by investing activities	(49,812)	-0-
Cash flows from financing activities:		
Members' contributions	148,575	370,425
Payments on capital lease obligation	(4,417)	(1,026)
Net cash provided by financing activities	144,158	369,399
Net increase in cash	756,853	82,708
Cash - beginning of period	82,708	-0-
Cash - end of period	$839,561	$ 82,708

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

Marks Baughan & Co., LLC (the Company), was organized on March 9, 2004 to provide merger and acquisition and related advisory services, as well as private placement services to companies nationwide with a focus on the Philadelphia and mid-Atlantic region. On February 23, 2005, the Company was granted broker-dealer registration with the Securities and Exchange Commission (SEC) and membership in the National Association of Securities Dealers (NASD).

During 2004, the Company was in the development stage. Operations during this period were devoted primarily to the SEC and NASD application process, business development and administrative functions. The accompanying financial statements present results during and after the development stage.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectibility of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Fee revenue consists of Merger & Acquisition (M&A) Advisory fees, Private Placement fees and Consulting fees. M&A fees consist of transaction fees, which are recognized once the transaction has been completed and the income is reasonably determinable and retainers, which are recognized as earned over the term of the agreement. Private Placement fees are recognized once the transaction has been completed and the income is reasonably determinable. Consulting fees are recognized as earned over the term of the agreement.

Depreciation

Depreciation is provided on a straight-line basis over the assets estimated useful lives ranging from two to seven years. Depreciation expense for the year ended December 31, 2005 and for the period from March 9, 2004 to December 31, 2004 was $8,249 and $1,762, respectively.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income taxes purposes. Earnings and losses are included in the members' personal income tax returns.

Guaranteed payments to members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income.

Reclassification

Certain amounts reported for 2004 have been reclassified to conform with the 2005 presentation.

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2005	2004
Computer equipment	$40,076	$14,818
Software	18,875	896
Furniture and fixtures	2,419	2,419
Website	6,575	-0-
	67,945	18,133
Less: accumulated depreciation	(10,011)	(1,762)
	$57,934	$16,371

(4) COMMITMENTS AND CONTINGENCIES

Capital lease obligation

The Company leases computer equipment under a capital lease which expires in January 2007. The assets and liability under the lease are recorded at the present value of the minimum lease payments. The assets are amortized over the lease terms. Amortization of the assets is included in depreciation expense.

The following is a summary of property held under the capital lease:

	2005	2004
Computer equipment	$10,456	$10,456
Less: accumulated depreciation	(5,602)	(1,120)
	$ 4,854	$ 9,336

Future minimum lease payments under the capital lease are as follows:

2006	$ 5,340
2007	446
Minimum lease payments	5,786
Less: imputed interest	(378)
Present value of minimum lease payments	5,408
Less: current portion	(4,966)
Capital lease obligation, net of current portion	$ 442

Operating leases

The Company subleases office space from an entity related through common ownership and management under an agreement expiring on March 31, 2008. The agreement requires the Company to pay a percentage of the rent, operating expenses, real estate taxes and other fees paid by the related party under its lease agreement. The Company also has an automobile lease which expires in 2008.

At December 31, 2005, future minimum lease payments (including those accrued in the amount of $3,454 at December 31, 2005) under the operating leases are as follows:

2006	$ 86,432
2007	88,880
2008	33,084
	$208,396

(4) COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating leases (continued)

Rent expense, including operating expenses, real estate taxes and other fees, under the sublease for the year ended December 31, 2005 and for the period from March 9, 2004 to December 31, 2004 was $76,122 and $21,916, respectively. At December 31, 2005 and 2004, the Company had $3,454 and $1,430, respectively, due to the related party relating to the sublease.

Lease expense for the automobile was $2,133 for 2005.

(5) RELATED PARTY TRANSACTIONS

Expense sharing

During the period from March 9, 2004 through December 31, 2004, the Company reimbursed two entities related through common ownership and management for the Company's allocated share of certain operating expenses paid by these entities. During 2005, the Company reimbursed one of the entities. At December 31, 2005 and 2004, the Company had $5,693 and $659, respectively, due to one of the related parties for expenses that were not yet reimbursed.

In addition, the Company paid expenses of $27,096 on behalf of one of these entities, which was not yet reimbursed as of December 31, 2004. This amount was reimbursed in 2005.

Operating lease

As disclosed in Note 4, the Company subleases office space from an entity related through common ownership and management.

Consulting services agreement

The Company entered into an agreement with a related entity through common ownership and management to provide consulting services beginning March 1, 2005. The agreement expired December 31, 2005. During 2005, the Company was paid $37,500 in consulting fees from this related entity.

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, no member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person. The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 8 to 1 at December 31, 2005, and 15 to 1 after the first twelve months of operations. At December 31, 2005, the Company had net capital, as defined, of $570,526 which was $536,897 in excess of its minimum required net capital of $33,629. The Company's ratio of aggregate indebtedness to net capital was .47 to 1 as of December 31, 2005.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 13 and 14 are not applicable.

(8) SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004
Cash paid for interest	$1,003	$ 332
Non-cash investing and financing activity:		
Member contribution of property and equipment of $19,546, less capital lease obligation assumed of $10,851	$ -0-	$8,695

(9) EMPLOYEE BENEFIT PLANS

401(k) plan

In 2005, the Company adopted a 401(k) plan for all of its employees. The plan allows an annual discretionary Company match contribution, as well as an annual discretionary profit sharing contribution to the plan. The match contribution for 2005 was 50% of the participant's contribution up to 6% of eligible compensation. For the year ended December 31, 2005, the Company contributed $28,173 in matching contributions, and an $85,469 profit sharing contribution to the plan.

(9) EMPLOYEE BENEFIT PLANS (CONTINUED)

Non-qualified deferred compensation plan

In 2005, the Company adopted a non-qualified deferred compensation plan for a select group of management and employees. At December 31, 2005, the deferred compensation was as follows:

Payable December 1, 2006	$ 83,616
Payable December 1, 2007	83,616
	$167,232

The amounts payable are subject to the employees' continued employment with the Company through these vesting dates.

(10) CONCENTRATIONS

The Company maintains cash at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the uninsured balances were $2,324,624.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

MARKS BAUGHAN & CO., LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2005

Net capital:	
Members' equity	$713,779
Less - members' equity not allowable for net capital	-0-
Members' equity qualified for net capital	713,779
Less - non-allowable assets:	
Unsecured receivables	78,408
Property and equipment	57,934
Prepaid expenses	6,911
Total non-allowable assets	143,253
Net capital	$570,526
Aggregate indebtedness:	
Accounts payable and accrued expenses	$198,022
Related party payable	9,147
Capital lease obligation	5,408
Deferred revenue	56,458
Total aggregate indebtedness	$269,035
Computation of basic net capital requirement:	
Net capital requirement	$ 33,629
Net capital	570,526
Excess of net capital	$536,897
Excess of net capital at 1000%	$543,622
Ratio of aggregate indebtedness to net capital	.47 to 1

MARKS BAUGHAN & CO., LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

MARKS BAUGHAN & CO., LLC
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

MARKS BAUGHAN & CO., LLC
Notes to Supplemental Schedules
December 31, 2005

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2005 FOCUS Part IIA filing.

Not Applicable: there are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2005 FOCUS Part IIA filing.

SEC MAIL PROCESSING
RECEIVED
FEB 24 2006
WASH, D.C.
213
SECTION

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

MARKS BAUGHAN & CO., LLC
Year Ended December 31, 2005

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Marks Baughan & Co., LLC
Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Marks Baughan & Co., LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

January 13, 2006